November 27, 2018

Moshe Mizrahy
Chief Executive Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam 2069200, Israel

       Re: InMode Ltd.
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted November 8, 2018
           CIK No. 0001742692

Dear Mr. Mizrahy:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.
 Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany 27, 2018
November NameInMode Ltd.
November 27, 2018 Page 2
Page 2
FirstName LastName
Draft Form F-1 submitted November 8, 2018

Risk Factors, page 12

1. Please expand your response to prior comment 1, providing us with your analysis of the company's reliance on rule 3a-2(b) under the Investment Company Act. In the risk factor disclosure on the company's investment company status, please add a precise discussion of rule 3a-2(b), including the date on which the company exceeded the 40% asset threshold under Section 3(a)(1)(C) of the Investment Company Act. Please clarify that such a date marks the beginning of the one-year safe harbor for transient companies under rule 3a-2. Please disclose the extent to which the company's reliance on the one-year safe harbor would be affected by the starting date of the safe harbor. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

2. Please expand your response to prior comment 3 to (1) tell us how you determined to group your products for purposes of your disclosure on page 52 given the categories that you mention on page 3, (2) clarify why products tailored to the needs of international customers cannot be included in your disclosure regarding revenue from the products you mention on page 52, and (3) tell us the portion of your revenue derived from the Fractora hand piece during the periods presented in your financial statements. Also, given your disclosure in the table on page 79, it is unclear whether the Contoura platform or products you no longer sell have contributed the balance of your revenue where your disclosure on page 52 does not total 100% of United States revenue; please clarify. Components of Our Results of Operations, page 52

3. We note that your response to prior comment 5 discloses your 2016 revenue from consumables and extended warranties combined. Please tell us the portion of your revenue from consumables in 2016. In this regard, please reconcile the statement in your
         October 11, 2018 letter to us that you expect a similar breakdown from consumables and warranties and service contracts for the foreseeable future with your disclosure on page 5 of your prospectus that your strategy includes your expectation that the percentage of your revenues attributable to consumables will increase as your customer base grows.
Business, page 68

4. Your disclosure on page 31 in response to prior comment 2 appears to address the conditions and procedures for which two of your products have received regulatory clearance for marketing in the United States. In an appropriate section of your document, please clarify the conditions and procedures for which you have received the required regulatory clearance to market each of your material products in each material jurisdiction.
 Moshe Mizrahy
InMode Ltd.
November 27, 2018
Page 3
Joint Venture Equity Interest Conversion, page 114

5. We note your response to prior comment 8. If your U.K. joint venture is based on a non-
      binding document as indicated in exhibit 10.12, please revise your prospectus disclosure regarding the joint venture to clarify.
        You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Russell Mancuso, Branch Chief, at 202-551-3617 with any other questions.



                                                          Sincerely,
FirstName LastNameMoshe Mizrahy
                                                          Division of
Corporation Finance
Comapany NameInMode Ltd.
                                                          Office of Electronics
and Machinery
November 27, 2018 Page 3
cc:       Brian D. Hirshberg
FirstName LastName